Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 08, 2024
NFA ID 0309904 NATIXIS
Submitted by OLA OPOOSUN (OPOOSUNO)

The question(s) you are disclosing the criminal action under:

☑ **A.**

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

☑ **C.**

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	**NON-U.S. COURT**
Date Filed	**June 2019**

Court Information

Name of Court	**JUDICIAL COURT, 32ND CRIMINAL CHAMBER (TRIBUNAL JUDICIAIRE, 32E CHAMBRE CORRECTIONNELLE)**
City or County	**PARIS**
State	**Not provided**
Country	**FRANCE**

Case Information

Case Number	**10151096014**
Case Status	**ON APPEAL**

Charge Details

Formal Charge Description	**DISSEMINATION OF FALSE OR MISLEADING INFORMATION**
Classification	**FELONY**
Plea Entered	**NO PLEA ENTERED**
Disposition	**CONVICTED/FOUND GUILTY**

Comments

In March 2009, the Paris prosecutor launched a preliminary investigation into a criminal complaint filed by Natixis minority shareholders and coordinated by the Association to Defend Minority Shareholders Rights (Association de Défense des Actionnaires Minoritaires - ADAM).

In February 2017, Natixis was placed under formal investigation in the context of a magistrate led investigation process opened in 2010, relating to two announcements released in the second half of 2007, at the start of the subprime crisis. Following the judicial examination, the magistrate may either dismiss the case or request indictment.

In June 2019, Natixis was indicted in connection with one of the two announcements. The investigating magistrate found that there was sufficient evidence that this announcement contained false or misleading information related to Natixis' exposure to subprime risk.

Pursuant to judgement on June 24, 2021, Natixis was found guilty of communication of misleading information and handed down a fine in the amount of EUR 7.5 million. In addition, on the civil side, Natixis was ordered to pay damages to the plaintiffs in the amount of approximatively EUR 2 million.

Natixis has decided to appeal this judgment. Pursuant to the appeal, the case will be entirely reexamined by a new judge, on matters of both fact and law.
We wish to specify that the case relates exclusively to a single section of a press release of November 2007, and that it does not involve any other communication made by Natixis.

**08 JULY 2024 - THIS MATTER HAS BEEN UPDATED. PLEASE REFER TO THE UPLOADED DOCUMENT "Disclosure Matter Page Update - Adam_08 July 2024"

Supporting Documentation

Description	**APPEAL - ENGLISH TRANSLATION**
File Name	**Appeal English Translation.pdf**

Description	**APPEAL - ORIGINAL**
File Name	**Appeal Original.pdf**

Description	**CITATION DEVANT LE TRIBUNAL CORRECTIONNEL**
File Name	**Citation devant le Tribunal Correctionnel.pdf**

Description	**DISCLOSURE MATTER PAGE (DMP)**
File Name	**Disclosure Matter Page UpdateAdam08 July 2024.pdf**

Description	**JUDGMENT - ENGLISH TRANSLATION**
File Name	**Judgment English Translation.pdf**

Description	**JUDGMENT - ORIGINAL**
File Name	**2021 06 24 Jugement Natixis.pdf**

Description	**ORDER OF REFERRAL TO THE INVESTIGATING JUDGE**
File Name	**Order of referral to the investigating judge.pdf**